UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No. 001-09318

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:
FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
FRANKLIN RESOURCES, INC.
One Franklin Parkway
San Mateo, California 94403

Franklin Resources, Inc. 1998 Employee Stock Investment Plan
Financial Statements
For the Fiscal Year Ended July 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Plan Administrator
Franklin Resources, Inc. 1998 Employee Stock Investment Plan
San Mateo, California
We have audited the accompanying statements of financial condition of Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the “Plan”) as of July 31, 2013 and 2012 and the related statements of changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of July 31, 2013 and 2012, and the changes in plan equity for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP
Sacramento, California
September 17, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Plan Administrator
Franklin Resources, Inc. 1998 Employee Stock Investment Plan
San Mateo, California
We have audited the accompanying statement of changes in plan equity for the year ended July 31, 2011 of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the “Plan”). This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in plan equity for the year ended July 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ Perry-Smith LLP
Sacramento, California
September 16, 2011

FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN
STATEMENTS OF FINANCIAL CONDITION

	July 31,
	2013	2012
Assets
Participants' contributions due from Franklin Resources, Inc.	$11,026,423	$9,917,849
Total Assets	$11,026,423	$9,917,849
Liabilities and Plan Equity
Obligation to purchase common stock of Franklin Resources, Inc.	$11,026,423	$9,917,849
Plan equity	—	—
Total Liabilities and Plan Equity	$11,026,423	$9,917,849
The accompanying notes are an integral part of these financial statements.

FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY

For the fiscal years ended July 31,	2013	2012	2011
Additions
Participants' contributions	$23,253,354	$21,466,882	$21,225,110
Deductions
Exercise of option to purchase common stock of Franklin Resources, Inc.	(23,253,354)	(21,466,882)	(21,225,110)
Net increase in Plan equity	—	—	—
Plan equity at:
Beginning of year	—	—	—
End of year	$—	$—	$—
The accompanying notes are an integral part of these financial statements.

FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan, as amended and restated(the “Plan”), provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions. All terms have the meaning set forth in the Plan document.
The Plan was initially approved by the Board of Directors of Franklin Resources, Inc. (“Franklin”) in December 1997 and by the stockholders of Franklin in January 1998, and became effective on February 1, 1998. The Plan was established for the purpose of providing eligible employees of Franklin and its subsidiaries with an opportunity to purchase common stock of Franklin through accumulated payroll deductions. The Plan includes two components: a component which is intended to qualify as an “Employee Stock Investment Plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”) (the “423 component”), and a component designed to enable employees in certain jurisdictions outside the U.S. to participate in the Plan (the “non-423 component”). The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
The Plan is administered, separately and not jointly, by the Board of Directors of Franklin (the “Board”), the Compensation Committee of the Board, and the duly appointed executive officers of Franklin (the “Plan Administrator”). Computershare Shareowner Services LLC provides recordkeeping services and processes and maintains the individual accounts of the participants. Franklin (the “Plan Sponsor”) pays all expenses incurred for administering the Plan.
Eligibility. Eligible employees, as defined in the Plan, of Franklin or a designated subsidiary, who have been employed for at least ten (10) business days prior to and including a given enrollment date are eligible to participate in the Plan. An eligible employee may not be granted an option under the Plan if, after the granting of the option such eligible employee would (1) be deemed to own five percent (5%) or more of the combined voting power or value of all classes of stock of Franklin, or (2) have purchased stock accruing at a rate exceeding $25,000 for the calendar year.
Participation. Participants in the Plan authorize a whole percentage after-tax payroll deduction between one percent (1%) and ten percent (10%) of compensation during each purchase period. The purchase periods are six (6) months in duration and run from February 1 to July 31 each year and from August 1 each year to January 31 of the following year. The Plan Administrator has the authority to change the length and commencement date of any purchase period.
 Purchase Discount. Participants are granted a separate option for each purchase period on an enrollment date, which option is automatically exercised on the exercise date at the end of the applicable purchase period. In no event may the participant purchase common stock in any one (1) calendar year having a fair market value in excess of $25,000. The purchase price under the Plan is equal to eighty-five percent (85%) of the lower of (a) the fair market value per share of the common stock on the enrollment date of a purchase period or (b) the fair market value per share on the exercise date for the purchase period. No interest is paid on an eligible employee's payroll deductions subsequently used to purchase common stock under the Plan, unless required by applicable non-U.S. regulations.
Shares Authorized. The maximum number of shares of common stock available for sale under the Plan is limited to twenty four million (24,000,000) shares, subject to adjustment for capital changes. The Plan authorizes the issuance of up to six thousand (6,000) shares of common stock per participant (subject to adjustment for capital changes) in any purchase period.
Withdrawal and Termination of Employment. Participants may withdraw from the Plan, in whole but not in part, at any time by giving at least fifteen (15) days prior written notice (subject to any shorter period as may be required under applicable laws), in which event Franklin will refund the entire balance of the participant's deductions during the purchase period. Withdrawal during a purchase period does not prevent the participant from participating in a later purchase period. In addition, upon a participant's ceasing to be an eligible employee for any reason, including termination, the deferrals made by the participant but not yet used to purchase shares will be returned to the participant or, in the case of such participant's death, to the person or persons entitled thereto.
Amendment and Termination. The Board or the Compensation Committee of the Board may at any time terminate or amend the Plan. No such termination may affect options previously granted, nor may an amendment make any change in any option previously granted which adversely affect the rights of any participant.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.
On June 13, 2013, the Board declared a three-for-one split of Franklin common stock in the form of a stock dividend to common stockholders of record as of July 12, 2013, distributed on July 25, 2013. The financial statements and notes thereto, including all share data, have been adjusted retroactively to reflect the stock split.
Contributions
Participants' contributions are recorded on the accrual basis as of the date the contributions are withheld from the eligible employees' compensation.
Withdrawals and Termination of Employment
Contributions to the Plan are reported net of withdrawals, as participants' withdrawals are refunded by the Plan Sponsor prior to deposit into the Plan. See “Withdrawal and Termination of Employment” in Note 1 - Description of the Plan.

3.	Security Transactions
Franklin common stock is purchased upon exercise of options under the Plan and such purchase is effective as of the last day of each purchase period. The value of the amount of shares of Franklin common stock purchased upon exercise of the options is based upon the amount of the participants' payroll deduction contributions.
Franklin common stock is issued directly to the participants from unissued shares designated for the Plan. For the Plan's fiscal years ended July 31, 2013, 2012 and 2011, the numbers of shares issued, including purchases, were approximately 660,000, 697,000, and 679,000, respectively. Since inception of the Plan, approximately 17,583,000 of the 24,000,000 designated shares have been issued under the Plan.

4.	U.S. Federal Income Tax Status
The 423 component of the Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. The Plan Administrator believes the Plan has been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. Issuance of shares under the Plan is not intended to result in taxable income to participants in the Plan. Upon the sale of Franklin common stock purchased under the Plan, participants are subject to tax. The participant's tax liability at the time of sale depends upon the holding period of the shares in the Plan.

5.	Plan Amendments
On October 17, 2011, the Plan was amended to update the definition of “Fair Market Value” to better correspond to the previously modified definitions of “Exercise Date” and “Purchase Price.” These amendments did not require the approval of Franklin's stockholders.
Effective February 1, 2012, the Plan was amended and restated to add a Plan component not subject to Section 423 of the Code, to add the capacity for separate offerings, to adjust the operation of purchase periods, and to effect certain other updates to the Plan's terms. These amendments did not require the approval of Franklin's stockholders.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN

Date:	September 17, 2013	/s/ KENNETH A. LEWIS
Kenneth A. Lewis
Chief Financial Officer and Executive Vice President
Authorized Representative of the Plan Administrator of the
Franklin Resources, Inc. 1998 Employee Stock Investment Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm
23.2	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm